LINGAS RESOURCES, INC.

469 Pujols Avenue
Fort Benafacio
Manila, Philippines

August 15, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC
20549

Re:         Amendment No. 3 to Registration Statement on Form S-1
File No. 333-179390

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letter dated August 1, 2012 where you have further comments to our registration statement.

Business, page 16

1.	On page 17 the following sentence has been inserted in response to this comment.

“The Company is currently performing no exploration activities on the Prosperidad until such time as it receives the funding to do so.”

In response to the last comment in this paragraph the following has been added to page 17.

“Based on the recommendation of Ricardo Ramos as set forth in his report dated December 15, 2011(refer to page 37) wherein he indicated in his geological report that “based on field observation, laboratory results, and reviews of available geological and historical data, further exploration work is warranted on the property” management has decided to proceed with Phase II when the Company has adequate funds to do so”.,

Exhibits

2.	This Exhibit has been expanded to include the following sentences:

“At the time of the meeting with Mr. Ramos, he was advised the funds available for Phase I were USD$14,880 and any fees he would charge would be included in this amount.   The funds were paid on October 27, 2011.

A subsequent breakdown received of the allocation of expense categories in agreement with his invoice total of USD$14,880 dated October 23, 2011 showed the following:

Geological Mapping	$ 3,200
Rock Sampling	2,350
Airborne Geophysical	6,500
Assaying of Rock Samples	1,200
Fee for Mr. Ramos	1,630
$ 14,880”

Yours very truly;

“JOHN C. NGITEW:
John C. Ngitew
Chief Executive Officer, President and
Director

c/c           Grace Parinas – Chief Financial Officer

Enclosures (Form S-1A – amendment #4)